Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Matrix Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Matrix Bancorp, Inc. relating to Matrix Bancorp, Inc. 401(k) Plan of our report dated March 14, 2005, with respect to the consolidated balance sheet of Matrix Bancorp, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2004, which report appears in the December 31, 2005 annual report on Form 10-K of Matrix Bancorp, Inc.

/s/ KPMG LLP

Denver, Colorado
June 28, 2006